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                         November 12, 2020

       Ryan Tarkington
       General Counsel and Corporate Secretary
       Thermon Group Holdings, Inc.
       7171 Southwest Parkway
       Building 300, Suite 200
       Austin, Texas 78735

                                                        Re: Thermon Group
Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 6,
2020
                                                            File No. 333-249945

       Dear Mr. Tarkington:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Asia
Timmons-Pierce at 202-551-3754 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Manufacturing